                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 14)

                    Under the Securities Exchange Act of 1934

                          LITTLEFIELD, ADAMS & COMPANY
                          ----------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 Par Value
                         ------------------------------
                         (Title of Class of Securities)

                                    53758110
                                 --------------
                                 (CUSIP Number)

                                  Ronald Weiner
                             10460 W. Pico Boulevard
                              Los Angeles, CA 90064
                                 (310) 839-4374
                                 ---------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 30, 1997
                                -----------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

             Page 1 of 7 Pages No Exhibits are being filed with this
                                  Schedule 13D

CUSIP NO. 53758110                     13D                     Page 2 of 7 pages

    1.  Name of person:                 RONALD WEINER

    2.  Check the appropriate box if a member of a group
                     (See Instructions)

          (a)  [ ]
          (b)  [ ]

    3.  SEC use only

    4.  Source of funds (See Instructions):  PF/00

    5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)

          [ ]

    6.  CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States of America

Number of  Shares                            7.   SOLE VOTING POWER
Owned by Each Reporting                           137,800
Person With

                                             8.   SHARED VOTING POWER
                                                  313,671

                                             9.   SOLE DISPOSITIVE POWER
                                                  137,800

                                            10.   SHARED DISPOSITIVE POWER
                                                  313671

   11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON

                                     451,471

   12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

          [ ]

   13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      15.4%

   14.  TYPE OF REPORTING PERSON
                                       IN

CUSIP NO. 53758110                     13D                     Page 3 of 7 pages

    1.  Name of person:                 PATRICIA CAROLE WEINER

    2.  Check the appropriate box if a member of a group
                     (See Instructions)

          (a)  [ ]
          (b)  [ ]

    3.  SEC use only

    4.  Source of funds (See Instructions):  PF/00

    5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)

          [ ]

    6.  CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States of America

Number of Shares Beneficially                7.   SOLE VOTING POWER
Owned by Each Reporting                           0
Person With

                                             8.   SHARED VOTING POWER
                                                  313,671

                                             9.   SOLE DISPOSITIVE POWER
                                                  0

                                            10.   SHARED DISPOSITIVE POWER
                                                  313,671

   11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON

                                     313,671

   12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

          (a)  [ ]
          (b)  [ ]

   13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      10.7%

   14.  TYPE OF REPORTING PERSON
                                       IN

                               AMENDMENT NO. 14 TO
                                  SCHEDULE 13D

Item 1.Security and Issuer.

     This Amendment No. 14 to Schedule 13D relates to the Common Stock, par value $1.00 per share ("Common Stock") of Littlefield, Adams & Company, a New Jersey corporation (the "Company").

     The address of the Company's principal executive office is 6262 Executive Blvd., Huber Heights, Ohio 45424.

Item 2. Identity and Background.

     (a) This Amendment No. 14 to Schedule 13D is being filed by Ronald Weiner and Patricia Carole Weiner (together, the "Weiners"), who are the trustees (in such capacity, the "Trustees") of the Weiner Family Trust dtd 1/15/75, the beneficiaries of which are certain members of the Weiners' family (the "Trust"). Mr. Weiner and Ms. Weiner are husband and wife.

     (b) The Weiners' business address is 10460 W. Pico Boulevard, Los Angeles, California 90064.

     (c) Mr. Weiner's principal occupation is the operation of Ron Weiner, Inc., a golf concession d/b/a Rancho Park Golf Shop at Rancho Park, Los Angeles, California. Ms. Weiner's is a private investor.

     (d) During the last five years, neither Mr. Weiner nor Ms. Weiner has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, neither Mr. Weiner nor Ms. Weiner has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     (f) Mr. Weiner and Ms. Weiner are U.S. citizens.

Item 3. Source and Amount of Funds or Other Consideration.

     (i) On December 30, 1997, the Trustees, on behalf of the Trust, purchased with the Trust's funds in a private transaction, 66,000 shares of Common Stock (the "Trust's Purchased Shares") at a price of $0.18 per share for a total consideration of $11,880.00. In addition, the Trustees, on behalf of the Trust, purchased in the open market with the Trust's funds, the following shares of Common Stock (together with the 66,000 shares of Common Stock referenced above, the "Trust's Purchased Shares"):


     Date      No. of Shares       Price per Share        Total Price
     ----      -------------       ---------------        -----------
     9/4/98    1,000               $3.4375                $3,437.50

     9/4/98    1,000               $3.50                  $3,500.00

     9/14/98   2,000               $4.187                 $8,374.00


     (ii) On January 5, 1998, the Trustees received 46,889 shares of Common Stock (the "Settlement Shares") pursuant to the terms of the settlement of the class action litigation described in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 (the "Settlement").

     (iii) Mr. Weiner, through his IRA account, purchased in the open market, with his personal funds in such IRA account, the following shares of Common Stock ("Mr. Weiner's Purchased Shares"; and together with the Trust's Purchased Shares, the "Purchased Shares"):


     Date      No. of Shares       Price per Share        Total Price
     ----      -------------       ---------------        -----------

     6/2/98    2,000               $2.4687                $4,937.40

     6/2/98    2,000               $3.00                  $6,000.00

     6/10/98   1,500               $3.8125                $5,718.75

     9/2/98    1,000               $3.76                  $3,760.00


Item 4. Purpose of Transaction.

     The Trustees acquired the Trust's Purchased Shares and Mr. Weiner acquired the Mr. Weiner's Purchased Shares for investment purposes. The Trustees received the Settlement Shares pursuant to the terms of the Settlement. Depending upon various factors, including, but not limited to (i) the Company's business, prospects and financial condition and other developments concerning the Company,
(ii) available opportunities for the Weiners to acquire or dispose of the Common Stock, (iii) other business opportunities available to the Weiners or the Trust and (iv) other relevant factors, the Trustees, on behalf of the Trust, and Weiners, in their individual capacities, may in the future take such actions with respect to their holdings in the Common Stock as they deem appropriate in light of the circumstances and conditions existing from time to time. Such actions may include the purchase of additional Common Stock in the open market, the purchase of additional Common Stock in privately negotiated transactions (including privately negotiated purchases from the Company or other stockholders of the Company) or otherwise, and the disposition, from time to time or at any time, of all or a portion of the Company's securities now owned or hereafter acquired by the Weiners or the Trust, either in a sale in the open market or in privately negotiated transactions to one or more purchasers.

     Except as described above, the Weiners (in their individual capacities and as Trustees) have not formulated any plans or proposals which relate to or would result in any of the following:

     (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure;

     (g) Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

     (j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

     (a) The Trust directly owns 180,339 shares of Common Stock constituting approximately 6.5% of the Company's issued and outstanding shares of Common Stock. In addition, Mr. Weiner holds in his IRA account 137,800 shares of Common Stock constituting approximately 4.9% of the issued and outstanding shares of the Company's Common Stock. The Trust and Mr. Weiner therefore own in the aggregate 318,139 shares of Common Stock constituting approximately 11.4% of the issued and outstanding shares of the Company's Common Stock. In addition, the Weiners, through R.W.G.E., Inc. and Ron Weiner, Inc., privately held California corporations wholly owned by the Weiners, hold $100,000 in principal amount of the Company's 7% Convertible Subordinated Debentures (the "Debentures"), which are convertible by the holder at any time from and after April 24, 1999, into 133,332 shares of Common Stock (the "Conversion Shares"), or 4.6% of the shares that would then be outstanding (assuming that no other Debentures were converted). Therefore, including the Conversion Shares, the Trust and the Weiners beneficially own in the aggregate 451,471 shares of Common Stock, or approximately 15.4% of the outstanding shares of Common Stock (including as outstanding the Conversion Shares but excluding shares issuable upon the conversion of Debentures held by other persons.

     (b) Mr. Weiner and Ms. Weiner share the power to vote or direct the vote of, and to dispose or direct the disposition of, the 180,339 shares of Common Stock held by the Trust and

(upon issuance) the Conversion Shares; and Mr. Weiner has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 137,800 shares of Common Stock held in Mr. Weiner's IRA account.

     (c) Except for the transactions described in Item 3 hereof, no transactions in Common Stock of the Company were effected by the person named in response to paragraphs (a) and (b) of this Item 5 during the period beginning sixty days prior to the date hereof.

     (d) No person other than the Trust and the Weiners has the right to receive or the power to direct the receipt of dividends from the shares of Common Stock beneficially owned by such persons or the right to receive or the power to direct the receipt of the proceeds from the sale of such shares.

     (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. or Ms. Weiner and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

     None.




     After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 26, 1999




                                       /S/ Ronald Weiner
                                       ________________________________________
                                       Ronald Weiner

                                       /S/ Patricia Carole Weiner
                                       ________________________________________
                                       Patricia Carole Weiner